       Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BEVERAGE NETWORK OF MARYLAND, INC.

XSTREAM BEVERAGE NETWORK, INC.

GLOBAL MERGER CORP.

AND

GLOBAL BEVERAGE SOLUTIONS, INC.

DATED AS OF JANUARY 31, 2007

20

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of January 31, 2007, by and among Beverage Network of Maryland, Inc., a Florida corporation (the “Company”), XStream Beverage Network, Inc., a Nevada corporation, the sole shareholder of the Company (the “Shareholder”), Global Beverage Solutions, Inc., a Nevada corporation (“Parent”), and Global Merger Corp., a Nevada corporation and wholly-owned subsidiary of Parent (the “Merger Subsidiary”).

RECITALS:

A.

Parent, the Merger Subsidiary, the Shareholder and the Company desire to enter this Agreement pursuant to which Parent will acquire all of the issued and outstanding stock of the Company as a result of the merger of the Merger Subsidiary with and into the Company.

B.

The Boards of Directors of Parent, the Merger Subsidiary and the Company have determined that it is advisable and in the best interests of Parent, the Merger Subsidiary and the Company, and their respective shareholders, that the Merger Subsidiary be merged with and into the Company.

C.

The Boards of Directors of Parent, the Merger Subsidiary and the Company have each unanimously approved this Agreement and the transactions contemplated hereby and have agreed to recommend that their respective shareholders adopt and approve this Agreement.

D.

For federal income tax purposes, it is intended that the merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Treasury regulations promulgated thereunder and that this Agreement shall constitute a “plan of reorganization” pursuant to Section 1.368-1(c) of the Treasury Regulations.

In consideration of the premises, the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1

Definitions.  As used in this Agreement, the following terms have the meanings set forth below.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person.

“Agreement” means this Agreement and Plan of Merger, together with all schedules and exhibits attached hereto.

“Assets” means all assets owned or utilized by the Company, including, without limitation, Leased Real Property, Personal Property, Inventory, Accounts, goodwill, Proprietary Rights and any asset listed in the Company’s documents, reports, schedules or other filings with the Securities and Exchange Commission or any subsequently delivered balance sheet of the Company.

“Business” means the Company’s beverage and other product distribution businesses and as of the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Stock” means the common stock, $0.001 par value per share, of the Company.

“Consideration Stock” means Sixty Million Five Hundred Thousand (60,500,000) shares of Parent Common Stock.

“Contracts” means with respect to any Person, all agreements, contracts, commitments, franchises, covenants, authorizations, understandings, licenses, mortgages, promissory notes, deeds of trust, indentures, leases, plans or other instruments, certificates or obligations, whether written or oral, to which said Person is a party, under which said Person has or may acquire any right or has or may become subject to any obligation or by which said Person, any of said Person's outstanding shares of stock or any of its assets is bound.

“Effective Time” means the effective time of the Merger pursuant to the application of  Florida Law.

“Environmental Laws” means all applicable Laws concerning public health and safety, the pollution or protection of the environment or the use, generation, transportation, storage, treatment, processing, disposal or release of Hazardous Substances, as the foregoing are enacted and in effect on the Closing Date, including, without limitation, the Federal Solid Waste Disposal Act, as amended, the Federal Clean Air Act, as amended, the Federal Clean Water Act, as amended, the Federal Resource Conservation and Recovery Act of 1976, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Toxic Substances Control Act, as amended, regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency and regulations of any state or local department of natural resources or other environmental protection agency.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“GAAP” means generally accepted accounting principles, consistently applied, in the United States.

“Governmental Agency” means any court, tribunal, administrative agency or commission, taxing authority or other governmental or regulatory authority, domestic or foreign, of competent jurisdiction, including, without limitation, agencies, departments, boards, commissions or other instrumentalities of any country or any political subdivisions thereof.

“Hazardous Substances” means any flammables, explosives, radon, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products, methane, hazardous materials, hazardous wastes, hazardous or toxic substances, pollutants or contaminants or related materials regulated under, or as defined in any Environmental Law.

“Knowledge” means (i) in the case of the Shareholder or the Company, the actual knowledge of the Board of Directors or senior level management employees (or individuals serving in similar capacities) of the Shareholder or the Company, as the case may be, and (ii) in the case of Parent and Merger Subsidiary, the actual knowledge of the Board of Directors or senior level management employees (or individuals serving in similar capacities) of Parent and Merger Subsidiary, as the case may be.

“Law” or “Laws” means any and all federal, state, local or foreign laws, statutes, ordinances, codes, rules, regulations or Orders.

“Liability” means, with respect to any Person, any liability, debt, loss, cost, expense, fine, penalty, obligation or damage of any kind, whether known, unknown, contingent, asserted, accrued, unaccrued, liquidated or unliquidated, or whether due or to become due.

“Lien” means any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind.

“Material Adverse Effect” means any event, circumstance, change, occurrence or effect (collectively, “Events”) that, individually or in the aggregate, is materially adverse to the Business or the assets, liabilities, financial condition or operating results of the Company; provided, however, that no Event will be deemed (either alone or in combination) to constitute, nor will be taken into account in determining whether there has been or may be, a Material Adverse Effect to the extent that it arises out of or relates to: (i) a general deterioration in the United States economy or in the industries in which the Company operates, including any deterioration in the business of any of the Company’s significant customers, suppliers or business partners, (ii) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war (whether or not declared) or the occurrence of any other calamity or crisis, including an act of terrorism, (iii) a natural disaster or any other natural occurrence beyond the control of the Company, (iv) the disclosure of the fact that Parent is the prospective acquirer of the Company, (v) the announcement or pendency of the transactions contemplated hereby, (vi) any change in accounting requirements or principles imposed upon the Company or any change in applicable laws, rules or regulations or the interpretation thereof, (vii) any action required by this Agreement or (viii) any action of the Company between the date hereof and the Closing which requires the consent of Parent pursuant to the terms of this Agreement if Parent does not consent to the taking of said action.

“Order” means, with respect to any Person, any award, decision, decree, injunction, judgment, order or ruling directed to and naming such Person.

“Parent Common Stock” shall mean the common stock, $0.001 par value per share of the Parent, whose price is quoted on the Over the Counter Bulletin Board under the ticker symbol “GBVS.OB”.

“Permitted Liens” means (i) landlords’, mechanics’, materialmens’, carriers’, workmens’, contractors’ and warehousemens’ Liens arising or incurred in the ordinary course of business and for amounts which are not delinquent and are not, individually or in the aggregate, material in nature, and (ii) Liens for Taxes not yet due and payable or for Taxes that the Company is contesting in good faith, provided that a reserve for such contested Taxes is maintained by the Company.

“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or governmental entity (whether federal, state, county, city or otherwise and including, without limitation, any instrumentality, division, agency or department thereof).

“Proceeding” means any action, arbitration, audit, complaint, investigation, litigation or suit (whether civil, criminal or administrative).

“Shareholder” shall mean XStream Beverage Network, Inc., the sole shareholder of the Company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (regardless of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax” means any foreign, federal, state or local income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, fines or additions thereto or additional amounts in respect of any of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax.

ARTICLE II
THE MERGER

2.1

The Merger.  Upon the terms and subject to the conditions set forth herein and the applicable provisions of the Florida Law and on the basis of the representations, warranties, covenants and agreements contained herein, as of the Effective Time, the Merger Subsidiary shall be merged with and into the Company (the “Merger”), the separate corporate existence of the Merger Subsidiary shall cease and the Company shall continue as the surviving corporation.  The Company, as the surviving corporation of the Merger, may be hereinafter referred to as the “Surviving Corporation.”

2.2

Closing.  The closing of the transactions contemplated by this Agreement (the ”Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP, 370 Lexington Avenue, New York, New York, on the business day following the satisfaction or waiver of all conditions of the parties to consummate the transactions contemplated by this Agreement (other than the conditions with respect to actions the respective parties will take at the Closing itself), or at such other place or on such other date as is mutually agreeable to Parent and the Shareholder.  The date and time of the Closing are referred to herein as the “Closing Date.”

2.3

Filing of Certificate of Merger.  Subject to the conditions set forth herein, the Company and the Merger Subsidiary shall as soon as possible on the Closing Date or such other date as Parent and the Shareholder shall agree, cause the merger to be consummated by filing with the Secretary of State of the State of Florida, or the appropriate Florida Governmental Agency, a duly executed Certificate of Merger in the form attached hereto as Exhibit A (the “Certificate of Merger”).

2.4

Effect of Merger.  At the Effective Time, the effect of the Merger shall be as provided herein and the applicable provisions of Florida Law.  Without limiting the generality of the foregoing, all of the properties, rights, privileges, powers and franchises of the Company and the Merger Subsidiary shall vest in the Surviving Corporation and all of the debts, liabilities, duties and obligations of the Company and the Merger Subsidiary shall become the debts, liabilities, duties and obligations of the Surviving Corporation.

2.5

Effect on Stock.  Upon the terms and conditions of this Agreement, at the Effective Time, as a result of the Merger and this Agreement and without the need for any further action on the part of the Merger Subsidiary, the Company or any of their respective shareholders, (i) each share of the issued and outstanding common stock of the Company shall be cancelled and (ii) the capital stock of the Merger Subsidiary shall be the capital stock of the Surviving Corporation.  Each stock certificate evidencing the capital stock of the Merger Subsidiary shall evidence ownership of such shares of capital stock of the Surviving Corporation.

2.6

Merger Consideration.  The aggregate consideration to be paid by Parent to the Shareholder for the Merger (“Merger Consideration”) will consist of:

(i)

Sixty Million Five Hundred Thousand (60,500,000) shares of Parent Common Stock (the “Consideration Stock”); and

(ii)

Two Million Dollars ($2,000,000) in the form of a secured promissory note substantially in the form of Exhibit B hereto (the “Note”) of which (A) Eight Hundred Thousand Dollars ($800,000) shall be due and payable to the Shareholder at the Closing (the “Initial Note Payment”) and (B) the remainder of the balance to be paid to the Shareholder in minimum installments of $25,000 per month.  In the event Parent raises any equity capital while the Note is still outstanding, Parent shall pay down the Note in an amount equal to 35% of the net proceeds received in such equity raise.

2.7

Reserved.

2.8

Organizational Documents.  As of the Effective Time, the Bylaws of the Merger Subsidiary shall become the Bylaws of the Surviving Corporation.

2.9

Officers and Directors.  As of the Effective Time, the officers and directors of the Merger Subsidiary shall become the officers and directors of the Surviving Corporation and shall serve as such until the expiration of their term of office or their earlier death, resignation or removal.

2.10

Closing.

(a)

Parent’s Closing Deliveries.  Subject to the conditions set forth in this Agreement, at the Closing, Parent shall deliver to the Shareholder:

(i)

the Consideration Stock to be issued and delivered pursuant to Section 2.6(i);

(ii)

the Note as provided in Section 2.6(ii) hereof and all related security agreements thereto;

(iii)

the Initial Note Payment as provided in Section 2.6(ii) hereof;

(iv)

the consulting agreement substantially in the form of Exhibit C hereto (the “Consulting Agreement”) between Parent and Ted Farnsworth or his designee (“Farnsworth”), duly executed by Parent;

(v)

the employment agreement substantially in the form of Exhibit D hereto (the “Employment Agreement”) between Parent and Jerry Pearring (“Pearring”), duly executed by Parent; and

(vi)

all other items required to be delivered by Parent at Closing as specified in Section 3.1 hereof and such other documents and instruments reasonably requested by Parent.

(b)

The Shareholder’s Closing Deliveries.  Subject to the conditions set forth in this Agreement, at the Closing, the Shareholder shall deliver to Parent:

(i)

the stock certificate(s) representing all the issued and outstanding Company Stock;

(ii)

a counterpart of the Consulting Agreement with Farnsworth, duly executed by Farnsworth;

(iii)

a counterpart of the Employment Agreement with Pearring, duly executed by Pearring; and

(iv)

all other items specified in Section 3.2 hereof and such other documents and instruments reasonably requested by the Shareholder.

ARTICLE III
CONDITIONS TO CLOSING

3.1

Conditions to the Obligations of the Shareholder and the Company.  The obligations of the Shareholder and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a)

Each of the representations and warranties set forth in Article VI shall be true and correct in all respects, at and as of the date of this Agreement and as of the Closing Date as though then made and as though the Closing Date were substituted for the date of this Agreement throughout such representations and warranties (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct has not had, individually or in the aggregate, a material adverse effect on (i) the Parent, or (ii) the ability of Parent or the Merger Subsidiary to consummate the transactions contemplated hereby;

(b)

Parent and the Merger Subsidiary shall have each performed in all material respects all the covenants and agreements required to be performed by it under this Agreement prior to the Closing;

(c)

No Proceeding before any Governmental Agency shall be pending which, if successful for the Governmental Agency, would result in an Order that would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, or cause such transactions to be rescinded;

(d)

Parent shall have delivered all of the Consideration Stock to the Shareholder;

(e)

On or prior to the Closing Date, Parent shall have delivered to the Shareholder each of the following:

(i)

certificate from an officer of Parent in the form set forth as Exhibit E attached hereto, dated as of the Closing Date, stating that the applicable preconditions specified in Section 3.1(a) and (b) hereof have been satisfied;

(ii)

certified copies of the resolutions duly adopted by the board of directors and shareholders of Parent and the Merger Subsidiary authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby; and

(f)

All certificates, instruments and other documents required to effect the transactions contemplated hereby reasonably requested by the Shareholder shall be reasonably satisfactory in form and substance to the Shareholder; and

(g)

If necessary, the Shareholder shall have obtained the approval of its shareholders with respect to the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby if required by law.

Any condition specified in this Section 3.1 may be waived by the Shareholder; provided, however, that no such waiver will be effective unless it is set forth in a writing executed by the Shareholder.

3.2

Conditions to Parent’s and the Merger Subsidiary’s Obligations.  The obligations of Parent and the Merger Subsidiary to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a)

At the Closing Date, each of the representations and warranties set forth in Article V shall be true and correct in all respects (except that those representations and warranties that are made as of a specific date need only be true and correct in all respects as of such date), except where the failure of any such representations and warranties to be true and correct has not had, individually or in the aggregate, a Material Adverse Effect;

(b)

No Proceeding before any Governmental Agency shall be pending which, if successful for the Governmental Agency, would result in a Order that would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated hereby or cause such transactions to be rescinded;

(c)

On or prior to the Closing Date, the Company and/or the Shareholder shall have delivered to Parent certified copies of the resolutions duly adopted by the board of directors and shareholders, if necessary, of the Shareholder and the Company authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby; and

(d)

Parent raises a minimum of $2,000,000 in the Offering (as defined below).

Any condition specified in this Section 3.2 may be waived by Parent; provided, however, that no such waiver shall be effective unless it is set forth in a writing executed by Parent.

ARTICLE IV
COVENANTS PRIOR TO CLOSING

4.1

Publicity.  The parties acknowledge that certain information relating to the other party which may be acquired in connection with the transaction, as well as the fact that discussions between the parties are taking place, constitutes material and non-public information of the other party.  Except as required by federal securities Laws or other applicable Laws, no party will make any public announcement or disclosure of the transaction contemplated hereby, without the consent of the other party, as the case may be.  Any information concerning the Company, the Shareholder or their Affiliates disclosed to Parent or its Affiliates or their representatives or any information concerning Parent or its Affiliates disclosed to the Shareholder or its representatives, which has not been publicly disclosed, shall be kept strictly confidential by the parties and shall not be disclosed or used by the recipients whether or not the

Closing occurs and until publicly disclosed by the party to which such information relates; provided, however, that the foregoing provision shall not prohibit disclosures by any party of information that (i) is or becomes generally available to the public other than as a result of a disclosure by a party in violation of this Section 4.1, or (ii) a party is required to disclose by Law, including in connection with a proceeding or in connection with the payment of Taxes.

4.2

Press Release.  The Shareholder and Parent will jointly determine and cooperate in preparing and disseminating press releases upon execution of this Agreement.  Prior to Closing, Parent and the Shareholder shall prepare the press release announcing the consummation of the Merger hereunder (“Press Release”).

4.3

Other Actions.  The Shareholder and Parent shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as soon as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Person (including the respective independent accountants of the Company and Parent) and/or any Governmental agency in order to consummate the Merger or any of the other transactions contemplated hereby.  Subject to applicable Laws relating to the exchange of information and the preservation of any applicable attorney-client privilege, work-product doctrine, self-audit privilege or other similar privilege, each of the Shareholder and Parent shall have the right to review and comment on in advance, and to the extent practicable each will consult the other on, all the information relating to such party that appears in any filing made with, or written materials submitted to, any Person and/or any Governmental Agency in connection with the Merger and the other transactions contemplated hereby.  In exercising the foregoing right, each of the Shareholder and Parent shall act reasonably and as promptly as practicable.

4.4

Required Information.  The Shareholder and Parent each shall, upon request by the other, furnish the other with all information concerning themselves, their respective directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Merger, or any other statement, filing, notice or application made by or on behalf of the Shareholder, the Company and Parent to any Person and/or any Governmental Agency in connection with the Merger and the other transactions contemplated hereby.

ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

As a material inducement to Parent and the Merger Subsidiary to enter into this Agreement, the Shareholder represents and warrants to Parent as follows:

5.1

Organization and Power; Subsidiaries and Investments.  The Company is a corporation duly organized, validly existing and in good standing under the laws of Florida.  The Company is qualified to do business as foreign entities and is in good standing in the jurisdictions in which it conducts its Business except where the failure to be qualified would not result in the Company incurring any material Liability.  The Shareholder has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder.  The Company has no Subsidiaries and the Company does not own or control (directly or indirectly) any partnership interest, joint venture interest, equity participation or other security or interest in any Person.

5.2

Authorization.  The execution, delivery and performance by the Shareholder of this Agreement, the other agreements contemplated hereby and each of the transactions contemplated hereby or thereby have been duly and validly authorized.  This Agreement has been duly executed and delivered by the Shareholder and this Agreement constitutes, and the other agreements contemplated hereby upon execution and delivery by the Shareholder will each constitute, a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

5.3

Capitalization.  The entire authorized capital stock of the Company consists of (i) 20,000 shares of Company Stock, of which 20,000 shares of Company Stock are issued and outstanding and (ii) 5,000 shares of preferred stock, par value $0.001 per share, of which none are issued and outstanding.  All of the issued and outstanding Company Stock have been duly authorized, are validly issued, fully paid, and nonassessable, and are held of record by the Shareholder.  Except as set forth in Schedule 5.3, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Company to issue, sell, or otherwise cause to become outstanding any of its capital stock.  Except as set forth on Schedule 5.3, all of which rights shall be satisfied in full and terminated as of the Closing, there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Company.

5.4

No Breach.  Except as set forth on Schedule 5.4 and to the Shareholder’s Knowledge, neither the execution, delivery and performance of this Agreement nor the consummation of the Merger shall (a) violate any Law to which the Company, or the Business is subject, (b) violate any provision of the governing documents of the Company, or (c) as of the Closing Date, result in the imposition of any Lien upon any of the assets of the Business.

5.5

Financial Statements.

The financial statements, dated as of November 30, 2006, delivered by the Shareholder to Parent and attached hereto as Exhibit F (the “Financial Statements”), are materially accurate and have been prepared in accordance with GAAP.

5.6

Title to Assets.  Except as set forth on Schedule 5.6, as of the Closing Date, the Company owns good and valid title, free and clear of all Liens, other than Permitted Liens, to all of the personal, tangible and intangible personal property and Assets used in the Business.  Except as set forth on Schedule 5.6, as of the Closing Date, the Shareholder owns all of the issued and outstanding Company Stock free and clear of all Liens.  With respect to each Lien set forth in Schedule 5.6, the Shareholder and the Company shall use their commercially reasonable efforts to obtain the consent and approval of any party to release such Liens as promptly as practicable after the Closing Date.  Parent agrees to cooperate with the Shareholder and the

Company and supply relevant information to such third party in order to assist the Shareholder and the Company in their obligations under this Section 5.6.  Notwithstanding the foregoing, nothing contained herein shall obligate Sellers or Purchaser to expend or pay any amount to third parties to obtain any consents, approvals or waivers.

5.7

Contracts and Commitments.

As of the date of this Agreement, the Company’s Contracts are valid, binding and enforceable in accordance with their terms and are in full force and effect against the Company and, to the Knowledge of the Shareholder, the other parties thereto, subject to (a) judicial principles limiting the availability of specific performance, injunctive relief and other equitable remedies, and (b) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect generally relating to or affecting creditors’ rights.  Notwithstanding the foregoing, the Shareholder does not represent and warrant that any of the Company’s Contracts shall be valid and in full force and effect after the Closing Date.  In consideration of the above, Parent and Merger Subsidiary each hereby acknowledges that the Surviving Corporation may not, after the Closing Date, be able to conduct the Business the Company conducted prior to the Closing Date.

5.8

Licenses and Permits.

(a)

Except as set forth in Schedule 5.8 and to the Shareholder’s Knowledge, the Company has complied with and is in compliance in all material respects with all applicable Laws, Environmental Laws, Orders and permits, except where the failure to comply would not have a Material Adverse Effect upon the financial condition of the Company, and no proceeding is pending or, to the Shareholder’s Knowledge, threatened, alleging any failure to so comply.

(b)

Except as set forth in Schedule 5.8, the Company is not subject to any litigation, proceeding or claim with respect to the Business nor has the Company, to the Shareholder’s Knowledge, received any notice of any pending or threatened litigation, proceeding or claim with respect to the Business to the effect that the Company is or may be liable to any Person or entity, or responsible or potentially responsible for the costs of any remedies or removal action or other cleanup costs, as a result of noncompliance with any Environmental Laws.  To the Shareholder’s Knowledge, there is no past or present action, activity, condition or circumstance that could be expected to give rise to any such Liability on the part of the Company to any Person or entity for such cleanup costs or arising from or due to any unsafe or dangerous condition.

(c)

To the Shareholder’s Knowledge, the Company has obtained all licenses, certificates of authority, permits, authorizations, Orders and approvals of, and has made all registrations or filings with, all Governmental Agencies as required or desirable in connection with the conduct of its business other than licenses, certificates, permits, authorizations, Orders, approvals, registrations or filings that if not obtained or made would not have Material Adverse Effect on the financial condition of the Company (collectively, the “Licenses”).  To the Shareholder’s Knowledge, the Company is not transacting any business in any jurisdiction in which it is not authorized or permitted to transact such business except where the failure to obtain such authorization or permission will not have a Material Adverse Effect on the

Company.  To the Shareholder’s Knowledge, all Licenses are valid and in full force and effect

5.9

Proceedings.  Except as set forth in Schedule 5.9, there are no proceedings current, pending or, to the Knowledge of the Shareholder, threatened against the Shareholder or the Company that (i) seek to restrain or enjoin the consummation of the Merger, or (ii) could reasonably be expected to have a Material Adverse Effect on the Company.

5.10

Employees.  To the Shareholder’s Knowledge and except as set forth on Schedule 5.10, the Company has complied in all material respects with all applicable federal, state and local Laws relating to the employment of labor, including, but not limited to, the provisions thereof relative to wages, hours, collective bargaining, working conditions and payment of Taxes of any kind.  To the Shareholder’s Knowledge, no Liability exists for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.

5.11

Tax Matters.

(a)

To the Shareholder’s Knowledge and except as set forth in Schedule 5.11 (and except for filings and payments of assessments by the Company the failure of which to file or pay will not have a Material Adverse Effect on Parent): (i) all Tax Returns which are required to be filed on or before the Closing Date (taking into account any applicable filing extensions) by or with respect to the Company has been or will be duly and timely filed, (ii) all information provided in each such Tax Return is true, correct and complete, except to the extent a reserve for Taxes has been established in the Company’s Financial Statements, and (iii) all withholding Tax requirements imposed on or with respect to Company have been or will be satisfied in full.

(b)

No claim against the Company for any Taxes, and no assessment, deficiency or adjustment has been asserted or, to the Knowledge of the Shareholder, proposed with respect to any Tax Return of or with respect to the Company, other than those disclosed in Schedule 5.11.

5.12

Brokerage.  Neither the Company or the Shareholder has incurred any obligation to any broker or finder in connection with the Merger.

5.13

No Forecasts.  Neither the Shareholder nor the Company makes any representations or warranties to Parent or Merger Subsidiary with respect to any financial projections or forecasts relating to the Company, whether written or otherwise, delivered by or on behalf of the Shareholder or the Company to Parent or Merger Subsidiary, as the case may be.  Parent and Merger Subsidiary each acknowledge that: (i) there are uncertainties inherent in making such projections and forecasts, (ii) Parent and Merger Subsidiary is familiar with such uncertainties; (iii) Parent and Merger Subsidiary is taking full responsibility for making their own evaluation of the adequacy and accuracy of such projections and forecasts furnished to Parent and Merger Subsidiary by or on behalf of the Shareholder or the Company; and (iv) Parent and Merger Subsidiary shall have no claim against the Shareholder or the Company with respect to such projections or forecasts.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PARENT

As an inducement to the Shareholder and the Company to enter into this Agreement, Parent and Merger Subsidiary, jointly and severally, represents and warrants to the Shareholder and the Company as follows:

6.1

Organization and Power.  Parent and the Merger Subsidiary are corporations duly organized, validly existing and in good standing under the laws of the State of Nevada.  Parent and the Merger Subsidiary have all requisite corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its respective obligations hereunder and thereunder. As of January 15, 2007, Parent has authorized capital stock consisting of (i) 950,000,000 Parent Common Stock, par value 0.0001 per share, of which no more than 64,000,000 shares of Parent Common Stock will be issued and outstanding, prior to Closing and (ii) 50,000,000 shares of preferred stock, par value 0.001 per share, of which none are issued and outstanding, prior to Closing.

6.2

Authorization.  Parent and Merger Subsidiary have full organizational power and authority to execute and deliver each document to which it is a party and any and all instruments necessary or appropriate in order to effectuate fully the terms and conditions of the Agreement and all related transactions and to perform its obligations under the Agreement.  Each document to which Parent and Merger Subsidiary is a party as it relates to this Agreement has been duly authorized by all necessary organizational action on the part of Parent and Merger Subsidiary and has been duly executed and delivered by Parent and Merger Subsidiary and constitutes the valid and legally binding obligation of Parent and Merger Subsidiary, enforceable against them in accordance with its terms and conditions, subject to (a) judicial principles limiting the availability of specific performance, injunctive relief and other equitable remedies, and (b) bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect generally relating to or affecting creditors’ rights.

6.3

No Violation.  The execution, delivery and performance by Parent and the Merger Subsidiary of this Agreement and the other agreements contemplated hereby and the consummation of each of the transactions contemplated hereby or thereby will not (a) violate, conflict with, result in any material breach of, constitute a material default under, result in the termination or acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under either of its certificate of incorporation or bylaws or any Contract to which Parent or the Merger Subsidiary is a party or by which it is bound or affected; or (b) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Agency or other Person under the provisions of any Law or any Contract to which Parent or the Merger Subsidiary is subject, or by which Parent or the Merger Subsidiary is bound or affected.

6.4

Proceedings.  There are no Proceedings or Orders pending or, to Parent’s Knowledge, threatened against or affecting Parent or the Merger Subsidiary, at law or in equity, or before or by any Governmental Agency which would adversely affect Parent’s or the Merger Subsidiary’s performance under this Agreement, the other agreements contemplated hereby or the consummation of the transactions contemplated hereby or thereby.

6.5

Brokerage.  Parent and Merger Subsidiary, jointly and severally, shall indemnify and hold harmless the Shareholder against any claim, liability, or loss pertaining to claims for brokerage commissions, finders fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made or alleged to have been made by or on behalf of Parent or the Merger Subsidiary.

6.6

Investment Company Act of 1940.  The operations of Parent are in compliance in all material respects with the provisions of the Investment Company Act of 1940 (the “Investment Company Act”) applicable to business development companies and the rules and regulations of the Securities and Exchange Commission (the “SEC”) thereunder.

6.7

Regulation E Offering.  In connection with the proposed offering (the “Offering”) of shares of its common stock pursuant to Regulation E under the Securities Act of 1933 (“Regulation E”), Parent filed a Form 1-E and related offering circular (collectively, the “Regulation E Documents”) with the SEC on January 3, 2007 (the “Filing Date”).  The Offering and the Regulation E Documents complied on the Filing Date, comply as of the date hereof and will comply on the date of the Closing in all material respects with the requirements of Regulation E, including, but not limited to, (i) use of proceeds and (ii) the disqualification provisions set forth in Rule 602 thereunder.  Parent shall immediately notify and provide the Shareholder copies of any comments from the SEC pertaining to the Offering.

6.8

Investigation; No Additional Representations; No Reliance, etc.  Parent and Merger Subsidiary acknowledge that the Shareholder has not made nor shall it be deemed to have made any representation or warranty, express or implied, with respect to itself, the Company, the Business or the transactions contemplated by this Agreement, other than those explicitly set forth in this Agreement.  Parent and the Merger Subsidiary acknowledge and agree that (a) they have made their own inquiry and investigation into the Business and the Company, (b) they have been, or pursuant to the terms of this Agreement, will be, furnished with, or given adequate access to such information about the Business and the Company as they have requested, and (c) neither Parent nor Merger Subsidiary shall assert any claim for any matter arising out of this Agreement against the Shareholder or the Company or their respective directors, officers, stockholders, or any Affiliates of any of the foregoing.

ARTICLE VII
TERMINATION

7.1

Termination.  This Agreement may be terminated at any time prior to the Closing only as follows:

(a)

by the mutual consent of Parent and the Shareholder;

(b)

by Parent providing written notice to the Shareholder at any time prior to the Closing in the event (i) the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and (ii) Parent has notified the Company of the breach and such breach has continued without cure for a period of 30 days after delivery of such notice of breach; or

(c)

by the Shareholder providing written notice to Parent at any time prior to the Closing in the event (i) Parent or Merger Subsidiary is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, and (ii) the Shareholder has notified Parent or Merger Subsidiary of the breach and such breach has continued without cure for a period of 30 days after delivery of such notice of breach.

Any dispute between the parties with respect to any party’s right to terminate this Agreement shall be resolved in accordance with Section 8.5.

7.2

Effect of Termination.  In the event of termination of this Agreement as provided in Section 7.1 hereof, this Agreement shall forthwith become void and there shall be no Liability or obligation hereunder on the part of any of the Shareholder, the Company, Parent or Merger Subsidiary, except that, in the event of an intentional or willful breach of this Agreement prior to the time of such termination, the other parties hereto shall be entitled to the remedy of specific performance of the covenants contained herein.

7.3

Waiver of Right to Terminate.  Parent shall be deemed to have waived its right to terminate this Agreement upon consummation of the transactions contemplated hereby.  No such waiver shall constitute a waiver of any other rights arising from the non-fulfillment of any condition precedent set forth in Article III hereof or any misrepresentation or breach of any warranty, covenant or agreement contained herein unless such waiver is made in writing and then any such written waiver shall only constitute a waiver of the specific matters set forth therein.

ARTICLE IVIII
ADDITIONAL AGREEMENTS; COVENANTS AFTER CLOSING

8.1

No Indemnification.  All representations and warranties contained in this Agreement shall expire at the Closing.  From and after the Closing, no party hereto shall have any remedy with respect to breaches of the representations and warranties or pre-Closing covenants contained in this Agreement or otherwise arising out of or related to this Agreement or the transactions contemplated hereby (other than claims for fraud) and each party hereto hereby waives to the maximum extent permissible under applicable law any and all such claims, whether or not known at the Closing.

8.2

Mutual Assistance.  Subsequent to the Closing, each of the parties hereto, at their own cost, will assist each other (including by the retention of records and the provision of access to relevant records) in the preparation of their respective Tax Returns and the filing and execution of Tax elections, if required, as well as in the defense of any audits or litigation that may ensue as a result of the filing thereof, to the extent that such assistance is reasonably requested.

8.3

Expenses.  Except as otherwise set forth in this Agreement, each of the parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any party hereto in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement (including, without limitation, the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), regardless of whether the transactions contemplated hereby are consummated, it being understood and agreed that the Shareholder shall pay all costs, fees and expenses incurred by the Company and the Shareholder in connection with this transaction prior to Closing.

8.4

Disputes; Arbitration Procedure.

(a)

Each of the parties hereto agrees that it will attempt to settle any dispute, claim or controversy arising out of this Agreement through good faith negotiations in the spirit of mutual cooperation between senior business executives of Parent and the Shareholder.

(b)

Any dispute, claim or controversy (other than claims for equitable relief or rescission of this Agreement) that cannot be resolved by the parties hereto through good faith negotiations within thirty (30) days of notification to the counter-party of the commencement of the dispute resolution procedures of this Section 8.5 will then, upon the written request of any party hereto, be resolved by binding arbitration conducted in accordance with the then effective Commercial Arbitration Rules of the American Arbitration Association by a sole arbitrator. Such arbitrator shall be mutually agreeable to the parties.  If the parties cannot mutually agree upon the selection of an arbitrator, the arbitrator shall be selected in accordance with the rules of the then effective Commercial Arbitration Rules of the American Arbitration Association.  To the extent not governed by such rules, such arbitrator shall be directed by the parties to set a schedule for determination of such dispute, claim or controversy that is reasonable under the circumstances.  Such arbitrator shall be directed by the parties to determine the dispute in accordance with this Agreement and the substantive rules of law (but not the rules of procedure or evidence) that would be applied by a federal court required to apply the internal law (and not the law of conflicts) of the State of Florida.  The arbitration will be conducted in New York, New York.  Judgment upon the award rendered by the arbitrator may be entered by any court having jurisdiction.

(c)

Nothing contained in this Section 8.5 shall prevent any party hereto from resorting to judicial process if injunctive or other equitable relief from a court is necessary to prevent injury to such party or its Affiliates.  The use of arbitration procedures will not be construed under the doctrine of laches, waiver or estoppel to affect adversely the rights of any party hereto to assert any claim or defense.

8.5

Further Transfers.  Each of the parties hereto shall, and shall cause its Affiliates to, execute and deliver such further instruments and take such additional action as any other party hereto may reasonably request to effect or consummate the transactions contemplated hereby.

8.6

Tax Consequences.

For federal income Tax purposes, the parties intend that the Merger be treated as a reorganization within the meaning of Section 368(a)(2)(E) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan of reorganization for purposes of Section 368 of the Code.  Accordingly, unless otherwise required by Law, no party shall take any action that reasonably could be expected to jeopardize the treatment of the Merger as a reorganization within the meaning of Section 368(a)(2)(E) of the Code, and the parties shall not take any position on any Tax Return or in any proceeding relating to the Tax consequences of the Merger inconsistent with this Section 8.6.  Notwithstanding the foregoing, the parties understand and agree that only the Consideration Stock portion of the Merger Consideration shall be deemed eligible for a “tax free” exchange under Section 368 of the Code.

8.7

Transfer Taxes; Recording Charges.  Notwithstanding anything to the contrary herein, all transfer, documentary, sales, use, stamp, registration and other such similar Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by the party incurring such Taxes when due, and each party will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law.

8.8

Registration Rights.  Parent shall prepare and file with the Securities and Exchange Commission an appropriate registration statement for the purpose of registering for public resale the Consideration Stock issuable hereunder and shall cause such registration statement to become effective within six (6) months from the Closing Date or as soon as practicable thereafter.  Such registration statement shall remain in effect until all Consideration Stock issued hereunder are sold by the Shareholder, or its transferees, as the case may be, pursuant to Rule 144 of the Securities Act.

8.9

Appointment to Parent Board of Directors.  Parent shall amend its Articles of Incorporation and by-laws and take all other necessary corporate action to provide that from and after the Closing Date (i) the Board of Directors of Parent shall consist of four (4) members, and (ii) the Shareholder shall have the right to appoint three (3) members to Parent’s Board of Directors, who shall initially be Farnsworth, Pearring and a third designee of the Shareholder.

ARTICLE IX
MISCELLANEOUS

9.1

Amendment and Waiver.  This Agreement may not be amended, altered or modified except by a written instrument executed by Parent, the Merger Subsidiary, the Company and the Shareholder.  No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver.

9.2

Notices.  All notices, demands and other communications to be given or delivered to Parent, the Company or the Shareholder under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered, sent by reputable overnight courier or transmitted by facsimile or telecopy (transmission confirmed), to the addresses indicated below (unless another address is so specified in writing):

If to Parent or Merger Subsidiary:	If to the Shareholder or the Company:
Global Beverage Solutions, Inc. 7633 East 63rd Place Suite 220 Tulsa, Oklahoma 74133 Telephone: (918) 254-4997 Facsimile: (918) 254-2988 Attention: James Ross	XStream Beverage Network, Inc. 2 South University Drive Suite 220 Plantation, Florida 33324 Telephone: Facsimile: Attention: Ted Farnsworth, Chief Executive Officer
With copy to:	With copy to:
C. David Gordon & Associates P.C. 7633 East. 63rd Place #210 Tulsa, Oklahoma 74133 Telephone: (918) 254-4997 Facsimile: (918) 254-2988 Attention: David Gordon, Esq.	Ellenoff Grossman & Schole LLP 370 Lexington Avenue New York, New York 10017 Telephone: (212) 370-1300 Facsimile: (212) 370-7889 Attention: Douglas Ellenoff, Esq.

9.3

Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns.  Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto.

9.4

Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

9.5

No Strict Construction.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person.  The use of the word “including” in this Agreement or in any of the agreements contemplated hereby shall be by way of example rather than by limitation.

9.6

Captions.  The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and shall not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no caption had been used in this Agreement.

9.7

No Third Party Beneficiaries.  Except as otherwise expressly set forth in this Agreement, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement, such third parties specifically including, without limitation, employees, creditors of the Shareholder or stockholders of any of the parties (other than the Shareholder).

9.8

Complete Agreement.  This document and the documents referred to herein contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

9.9

Counterparts.  This Agreement may be executed in one or more counterparts, any one of which may be by facsimile, and all of which taken together shall constitute one and the same instrument.

9.10

Governing Law and Jurisdiction.  This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Florida, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.  Except as to matters subject to arbitration (other than enforcement of awards therefrom or enforcement of any party’s agreement to arbitrate) as described in Section 8.5, to the extent permitted by law, each of the parties hereto hereby irrevocably submits to the jurisdiction of any state court sitting in the State of Florida or United States federal court sitting in Florida, over any suit, action or other proceeding brought by any party arising out of or relating to this Agreement, and each of the parties hereto hereby irrevocably agrees that all claims with respect to any such suit, action or other proceeding shall be heard and determined in such courts.

[SIGNATURES TO FOLLOW]

Agreement and Plan of Merger

Execution Page

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

XSTREAM BEVERAGE NETWORK, INC.

By:	/s/ TED FARNSWORTH
Name:	Ted Farnsworth
Title:	Chief Executive Officer

BEVERAGE NETWORK OF MARYLAND, INC.

By:	/s/ TED FARNSWORTH
Name:	Ted Farnsworth
Title:	Chief Executive Officer

GLOBAL BEVERAGE SOLUTIONS, INC.

By:	/s/ ROSS SILVEY
Name:	Ross Silvey
Title:	Acting President

GLOBAL MERGER CORP.

By:	/s/ BRYCE KNIGHT
Name:	Bryce Knight
Title:	President